Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Sara P Crovitz
Partner
scrovitz@stradley.com
202.507.6414

December 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. John M. Ganley

Re:	Fundrise Income Real Estate Fund, LLC File Nos. 333-259996 and 811-23745

Dear Mr. Ganley:

This letter responds to the comments provided regarding the amended registration statement on Form N-2 by Fundrise Income Real Estate Fund, LLC (the “Fund”) filed via the EDGAR system on November 23, 2021.  We have summarized each of your comments below, in the order you provided them, and have set forth the Fund’s response immediately below each comment.  Defined terms not herein defined shall have the meaning set forth in the Fund’s registration statement.

PROSPECTUS:

Cover Page

1.
Comment: In the paragraph under “Investment Strategies.” that begins “The Fund may invest in securities of any credit quality . . . “, include a parenthetical after the reference to “below investment grade” to mention junk bonds.

Response: The Registrant has revised its disclosure as follows:

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 21, 2021

The Fund may invest in securities of any credit quality, maturity and duration to enhance its income and capital appreciation potential and to provide liquidity to the overall portfolio. This may include, without limit, securities that are rated below investment grade by rating agencies (commonly referred to as junk bonds) or unrated securities that would be rated below investment grade if they were rated. The Adviser expects that a majority of the Fund’s real estate-related debt investments will be in secured, unrated real estate loans and debt, as well as debt securities that are rated investment grade.

2.
Comment: Under “PROSPECTUS SUMMARY–Principal Investment Strategies”, put the sentence that begins “The Fund expects to invest substantially all of its assets to originate, acquire and structure . . . .” into bulletpoint form.

Response: The Registrant has revised its disclosure as follows:

The Fund pursues its investment objective by originating, investing in and managing a portfolio of residential and commercial real estate investments. The Fund expects to invest substantially all of its assets:

	●	to originate, acquire and structure real estate loans (including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans);

	●	to acquire investments in income generating properties and other real estate that generates current payments;

	●	to acquire, hold and finance land for future development; and

	●	to acquire investments in other residential and commercial real estate (including through “Real Estate Investment Vehicles”).

Real Estate Investment Vehicles are income generating properties and other real estate that generates current payments, and may also be used to acquire, hold and finance land for future development, and to acquire investments in other residential and commercial real estate (including through co-investment arrangements, joint ventures, and majority-owned subsidiaries with rights to receive preferred economic returns).

3.	Comment: Include a discussion under “Investment Strategies.” of the Fund’s use of leverage in terms of percentage of total/net assets.

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 21, 2021

Response: The Registrant has revised its disclosure as follows:

Leverage. The Fund does not expect to use leverage during the first 12 months of operations. Following the first 12 months of operations, the Fund intends to employ leverage of not more than 33 1/3% of total assets as it is limited to 33 1/3% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage), in order to provide more funds available for investment. ~~The Fund may use leverage to provide additional funds to support its investment activities.~~ The Fund expects to utilize debt financing consisting of property level debt (mortgages on the Fund’s properties that are generally not recourse to the Fund) and entity level debt (non-mortgage debt at the Fund level). Property level debt will be incurred by special purpose vehicles held by the Fund (including as part of a joint venture with a third party) and secured by real estate owned by such special purpose vehicles. Such special purpose vehicles would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If any such special purpose vehicle were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund. The Fund may also incur entity level debt, including unsecured and secured credit facilities from certain financial institutions and other forms of borrowing (collectively, “Borrowings”) and is limited to 33 1/3% of the Fund’s total assets (i.e., for every dollar of indebtedness from Borrowings, the Fund is required to have at least three dollars of assets). In addition, the Fund may enter into investment management techniques (including reverse repurchase agreements and derivative transactions) that have similar effects as leverage. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares of limited liability company interests (“Preferred Shares”) in an aggregate amount of up to 50% of the Fund’s total assets immediately after such issuance (i.e., for every dollar of Preferred Shares outstanding, the Fund is required to have at least two dollars of assets). Currently, the Fund has no intention to issue Preferred Shares. See “Risk Factors – Risks Related to the Fund’s Financing Strategy.”

4.	Comment: In the third paragraph under “PROSPECTUS SUMMARY–Principal Investment Strategies”, please include a definition for CMBS, RMBS, and CDOs.

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 21, 2021

Response: The Registrant has revised its disclosure under “PROSPECTUS SUMMARY–Principal Investment Strategies” as follows:

The Fund may also invest in residential and commercial real estate-related debt securities (including commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDOs”)~~CMBS, RMBS, CDOs~~ and REIT senior unsecured debt), and other real estate-related assets. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in residential and commercial real estate, the securities of real estate and real estate-related issuers, and real estate-related loans or other real estate-related debt securities. For this purpose, real estate-related companies are those that derive at least 50% of their revenues or profits from the ownership, construction, management, financing or sale of real estate, or have at least 50% of the fair market value of their assets invested in real estate.

5.	Comment: Discuss quality and maturity of debt under “PROSPECTUS SUMMARY–Principal Investment Strategies”:

Response: The Registrant has added the following disclosure under “PROSPECTUS SUMMARY–Principal Investment Strategies”:

The Fund may invest in securities of any credit quality, maturity and duration to enhance its income and capital appreciation potential and to provide liquidity to the overall portfolio. This may include, without limit, securities that are rated below investment grade by rating agencies or unrated securities that would be rated below investment grade if they were rated. The Adviser expects that a majority of the Fund’s real estate-related debt investments will be in secured, unrated real estate loans and debt, as well as debt securities that are rated investment grade. Bonds that are rated from AAA to BBB by the rating agencies are considered “investment grade.”

6.
Comment: Describe under “PROSPECTUS SUMMARY–Principal Investment Strategies” how the Fund will allocate amongst different types of real estate asset classes and positions in the capital structure. In addition, describe the philosophy of how investments are chosen. State whether the Fund desires diversification

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 21, 2021

going forward. Also describe how the Fund will generate a low volatility income stream.

Response: The Registrant has added the following disclosure under “PROSPECTUS SUMMARY–Principal Investment Strategies”:

On a long-term basis, under normal circumstances, the Fund expects to allocate its portfolio among the Fund’s three primary asset classes. Since real estate markets are often cyclical in nature, we do not target specific allocations by investment strategy or geography. The Fund will deploy capital into the investment strategy that provides the best opportunities to meet our investment objective.

7.
Comment: Under “PROSPECTUS SUMMARY–Principal Investment Strategies,” move the disclosure about GSEs to the prior description of CMBS, RMBS, etc., shorten it, and delete the parenthetical about “existing or future government-sponsored programs.”

Response: The Registrant has moved and revised the disclosure related to GSEs as follows:

The Fund may also invest in residential and commercial real estate-related debt securities (including commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDOs”),  Government-sponsored enterprises (“GSEs”) (GSEs are quasi-governmental entities established to facilitate borrowing for a variety of individuals, including students, farmers, and homeowners, the most common examples of which are Fannie Mae and Freddie Mac) and REIT senior unsecured debt), and other real estate-related assets.

8.	Comment: On page 13 under “PROSPECTUS SUMMARY–Principal Risks,” revise Interest Rate Risk to note the inverse relationship between interest rates and the value of debt.

Response: The Registrant has revised its disclosure under “PROSPECTUS SUMMARY– Principal Risks” as follows:

Interest Rate Risk. Changes in interest rates, including changes in expected interest rates or “yield curves,” may affect the Fund’s

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 21, 2021

business in a number of ways. Changes in the general level of interest rates can affect the Fund’s net interest income, which is the difference between the interest income earned on the Fund’s interest-earning assets and the interest expense incurred in connection with its interest-bearing borrowings and hedges. Changes in the level of interest rates also can affect, among other things, the Fund’s ability to acquire certain of the Publicly Traded Real Estate Securities at attractive prices, acquire or originate certain of the residential and commercial real estate debt investments at attractive prices, and enter into hedging transactions. Generally, as interest rates increase, the value of the Fund’s fixed rate securities decreases, which will decrease the book value of the Fund’s equity.

9.
Comment: Reflect other expenses related to wholly-owned and majority-owned subsidiaries in the fee table. In addition, disclose whether taxable expenses of a taxable REIT subsidiary are going to be reflected in the fee table and if so, where.

Response: The Registrant does not believe that Form N-2 requires these expenses to be disclosed because none of the underlying investments are pooled investment vehicles, and therefore, the Registrant respectfully declines to make the changes requested.

10.	Comment: The reference to Section 2(a)(2) of the 1940 Act under “Investments in Residential and Commercial Real Property” should be changed to Section 2(a)(20).

Response: The Registrant will revise the reference as requested.

11.
Comment: With regard to “Investments in Residential and Commercial Real Property,” the Staff believes the Fund should be looking through to the borrowings of any subsidiary that is “primarily controlled” by the Fund. “Primarily controlled” is defined as having less than a 50% voting interest but more control than any other party. Revise references to subsidiaries accordingly and make any other conforming changes as appropriate.

Response:  While we appreciate the Staff’s concerns regarding borrowings of a subsidiary that could impact the Fund, we note that the Highland Capital Corp. letter (pub. avail. June 30, 1977) (generally stating that no senior security is created under Section 18 where a subsidiary’s investment is non-recourse to the fund) does not appear to have been withdrawn. Nonetheless, we have revised references to subsidiaries and made conforming changes as follows:

In instances where the Fund invests through a subsidiary where the Fund owns all or a majority of the voting securities of the subsidiary

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 21, 2021

(“Controlled Subsidiary”), the Adviser, Fund and Controlled Subsidiaries, as relevant, will comply with provisions of Section 15 under the 1940 Act relating to the investment advisory contracts as an investment adviser to the Fund under Section 2(a)(2) of the 1940 Act; provisions related to affiliated transactions and custody (Section 17); provisions governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis. Where the Fund participates with a third party in a joint venture subsidiary, and neither the Fund nor the third party primarily controls the subsidiary, the Fund will not consider such a subsidiary to be a Controlled Subsidiary.

12.	Comment: Include a definition of “investment grade” in “PROSPECTUS SUMMARY–Principal Investment Strategies”.
Response: The Registrant has revised its disclosure under “PROSPECTUS SUMMARY–Principal Investment Strategies” as described above in comment 5 to include a definition of investment grade.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”):

1.	Comment: The list included on page 36 of the SAI under “Involuntary Repurchases.” should be referenced in the LLC Agreement.

Response: The Registrant confirms that the LLC Agreement will be so revised.

PART C – OTHER INFORMATION
1.
Comment: In the Item 34 Undertakings, the first undertaking does not apply to a fund selling at net asset value and can be deleted. The sixth undertaking related to indemnification should be included in Part C.

Response: The Registrant confirms that it will delete the first undertaking and will include the following under Undertakings:

4. The Registrant undertakes that Section 6.5 of Article VI of the Registrant’s Limited Liability Company Agreement pertains to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to the directors, officers and controlling persons of

Mr. John M. Ganley
U.S. Securities and Exchange Commission
December 21, 2021

Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, manager, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

2.
Comment: We note that the Board of Directors has not been selected and some officers have not been appointed.  The registration statement has been signed by the Chief Executive Officer only.  Please ensure that once the Board of Directors has been properly constituted and officers have been appointed, a pre-effective amendment to the registration statement will be signed by officers and directors in accordance with Section 6(a) of the Securities Act of 1933 (“Securities Act”).

Response: The Registrant so confirms.

* * * * * * * *

Please do not hesitate to contact me at (202) 507-6414, or in my absence, Taylor Brody at (215) 564-8071, if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted, /s/ Sara Crovitz Sara Crovitz

cc:	Taylor Brody Bjorn Hall Benjamin Miller Sarah Nania Michelle Mirabal